UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TPG Specialty Lending, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Jeremy Hill USS Ltd. 60 Threadneedle Street, Floor 6 London EC2R 8HP England +44 (0) 20 7972 6346	Alyssa Scaparotti c/o Proskauer Rose LLP One International Place, 22nd Floor Boston, MA 02110 (617) 526-9697

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. N/A	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Universities Superannuation Scheme Limited as trustee for Universities Superannuation Scheme 98-0076631
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,894 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 7,894 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,894 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. N/A	13D	Page 3 of 6 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the common stock, $.01 par value (the “Common Stock”) of TPG Specialty Lending, Inc. (the “Issuer”) having its principal executive office at 301 Commerce Street, Suite 3300, Fort Worth, Texas, 76102.

Item 2.	Identity and Background.

This statement is being filed by Universities Superannuation Scheme Limited as trustee for Universities Superannuation Scheme (the “Reporting Person”). The Reporting Person is the sole corporate trustee of the Universities Superannuation Scheme, which is a defined benefit occupational pension scheme established under English law. The address of the principal business office of the Reporting Person is Royal Liver Building, Liverpool, L3 1PY, United Kingdom.

During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding or party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer entered into separate subscription agreements with a number of investors providing for the private placement of the Company’s common shares pursuant to a private offering (“Private Offering”). Pursuant to a privately-negotiated subscription agreement between the Issuer and the Reporting Person (the “Subscription Agreement”) dated as of April 15, 2011 (the “Initial Closing Date”), the Reporting Person made a capital commitment of $150,000,000 (the “Commitment”) to purchase shares of the Issuer’s Common Stock in the Private Offering. Pursuant to the Subscription Agreement, the Reporting Person is required to make capital contributions, in an aggregate amount not to exceed the Commitment, to purchase shares of Common Stock each time the Issuer delivers a drawdown notice, which will be delivered at least 10 business days prior to the required funding date. Additionally, at all times prior to the occurrence of a Qualified IPO (as defined below), the Issuer will reinvest all cash dividends declared by the Issuer’s Board of Directors (the “Board”) on behalf of the Reporting Person unless the Reporting Person elects to receive its dividends in cash, crediting to the Reporting Person a number of shares of Common Stock equal to cash value of the dividend payable to the Reporting Person. Upon the earlier to occur of an initial public offering of Common Stock that results in an unaffiliated public float of at least $75 million (a “Qualified IPO”), and the fourth anniversary of the Initial Closing Date, the Reporting Person will be released from any further obligation to purchase additional shares, subject to certain exceptions contained in the Subscription Agreement.

The Issuer delivered a drawdown notice on June 17, 2011, and upon receiving the drawdown notice, the Reporting Person became obligated to make a capital contribution of $7,894,000 to purchase 7,894 shares (the “Shares”) of Common Stock at a price of $1,000 per share on June 30, 2011.

The cash reserves of the occupational pension scheme was the Reporting Person’s source of the funds for the purchase. No part of the purchase price paid or amount subscribed by the Reporting Person was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4.	Purpose of Transaction.

Shares reported as being beneficially owned by the Reporting Person are held for investment purposes.

Except as set forth above, the Reporting Person has no present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. N/A	13D	Page 4 of 6 Pages

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) On June 17, 2011, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person was 7,894, representing 22.55% of the issued and outstanding shares of Common Stock, which is calculated based on information provided to the Reporting Person by the Issuer.

Percent of Class: See Line 13 of the cover sheets.

The Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein, if any.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

 See Line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote:

 See Line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition:

 See Line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition:

 See Line 10 of cover sheets.

CUSIP No. N/A	13D	Page 5 of 6 Pages

(c)	Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by the Reporting Person.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Subscription Agreement, for so long as the Reporting Person is not in default, the TSL Advisers, LLC (the “Adviser”) is required to, upon the request of the Reporting Person, use its best efforts to cause a representative of the Reporting Person to be nominated for election as a director of the Issuer at each annual meeting of the Issuer’s shareholders during which a representative of the Reporting Person does not already serve on the Board, subject to applicable law. Furthermore, for so long as the Reporting Person’s representative serves on the Board, the Adviser will be required to use its best efforts to cause the Reporting Person’s representative to be appointed to the Board’s IPO Committee. During any period in which the Reporting Person’s representative does not serve on the Board, the Issuer will invite a representative of the Reporting Person to attend meetings of the Board in a nonvoting observer capacity.

As of June 17, 2011, no representative of the Reporting Person serves as a director on the Board. A representative of the Reporting Person will attend meetings of the Board in a nonvoting, observer capacity. The Reporting Person does not have any present plans to exercise its right to nominate a representative to serve as a director on the Board.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. N/A	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 27, 2011

Universities Superannuation Scheme Limited

as trustee of Universities Superannuation Scheme

By:	/s/ Mike Powell
Name:	Mike Powell
Title:	Head of Alternative Investments